                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         -----------------------------

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED].
           For the year ended December 31, 1998

                                      OR

   [_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
           For the transition period from ________________ to ________________

Commission file number 1-3506

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Savings and Capital Growth Plan.

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

                          Georgia-Pacific Corporation
                        Savings and Capital Growth Plan

                      Financial Statements and Schedules
                       As of December 31, 1998 and 1997
                        Together With Auditors' Report

                          GEORGIA-PACIFIC CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN


                      FINANCIAL STATEMENTS AND SCHEDULES

                          DECEMBER 31, 1998 AND 1997


                               TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

     Statement of Net Assets Available for Benefits, With Fund Information--
      December 31, 1998

     Statement of Net Assets Available for Benefits, With Fund Information--
      December 31, 1997

     Statement of Changes in Net Assets Available for Benefits, With Fund
      Information, for the Year Ended December 31, 1998


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Item 27(a)--Schedule of Assets Held for Investment Purposes--December 31, 1998

     Schedule II:   Item 27(b)--Schedule of Loans in Default--December 31, 1998

     Schedule III: Item 27(d)--Schedule of Reportable Transactions for the Year Ended December 31, 1998

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Participants of the
Georgia-Pacific Corporation Savings
and Capital Growth Plan:


We have audited the accompanying statements of net assets available for benefits, with fund information, of the GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Georgia-Pacific Corporation Savings and Capital Growth Plan as of December 31, 1998 and 1997 and the changes in its net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and loans in default as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP
Atlanta, Georgia
May 14, 1999

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN


     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1998

                                                     Fixed        Company                                              Aggressive
                                                     Income        Stock       Balanced      Growth and      Growth      Growth
                                                    Options       Options       Options    Income Options   Options      Option
                                                  ------------  ------------  -----------  --------------  ----------  ----------
ASSETS:
 Contribution receivable                          $          0  $          0  $         0    $          0  $        0  $        0
                                                  ------------  ------------  -----------    ------------  ----------  ----------
 Investments, at market value:
   Interest in Master Trusts                                 0   164,004,248            0               0           0           0
   Mutual funds                                    314,238,061             0   89,689,302     475,075,745   4,936,482   1,912,994
   Participants' loans                                       0             0            0               0           0           0
                                                  ------------  ------------  -----------    ------------  ----------  ----------
      Total investments                            314,238,061   164,004,248   89,689,302     475,075,745   4,936,482   1,912,994
                                                  ------------  ------------  -----------    ------------  ----------  ----------
NET ASSETS AVAILABLE FOR BENEFITS                 $314,238,061  $164,004,248  $89,689,302    $475,075,745  $4,936,482  $1,912,994
                                                  ============  ============  ===========    ============  ==========  ==========
                                                     Money                                    Participants'
                                                    Market      International   Unallocated      Loans
                                                    Option          Option     Contributions   Receivable         Total
                                                  ------------  -------------  -------------  -------------  --------------
ASSETS:
 Contribution receivable                          $         0    $         0     $3,093,271    $         0   $    3,093,271
                                                  -----------    -----------     ----------    -----------   --------------
 Investments, at market value:
   Interest in Master Trusts                                0              0              0              0      164,004,248
   Mutual funds                                    63,389,709     39,691,650         35,830              0      988,969,773
   Participants' loans                                      0              0              0     24,264,201       24,264,201
                                                  -----------    -----------     ----------    -----------   --------------
      Total investments                            63,389,709     39,691,650         35,830     24,264,201    1,177,238,222
                                                  -----------    -----------     ----------    -----------   --------------
NET ASSETS AVAILABLE FOR BENEFITS                 $63,389,709    $39,691,650     $3,129,101    $24,264,201   $1,180,331,493
                                                  ===========    ===========     ==========    ===========   ==============

        The accompanying notes are an integral part of this statement.

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN


     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1997

                                                     Fixed        Company                     Growth        Money
                                                     Income        Stock       Balanced     and Income     Market
                                                    Options       Options       Option        Option       Option
                                                  ------------  ------------  -----------  ------------  -----------
ASSETS:
 Accrued income                                   $          0  $          0  $   166,545  $          0  $         0
                                                  ------------  ------------  -----------  ------------  -----------
 Contribution receivable                                     0             0            0             0            0
                                                  ------------  ------------  -----------  ------------  -----------
 Other receivables                                           0             0      909,612             0            0
                                                  ------------  ------------  -----------  ------------  -----------
 Investments, at market value:
   Interest in Master Trusts                                 0   145,130,363            0             0            0
   Mutual funds                                    315,821,811             0   62,184,849   370,021,766   41,532,816
   Participants' loans                                       0             0            0             0            0
                                                  ------------  ------------  -----------  ------------  -----------
      Total investments                            315,821,811   145,130,363   62,184,849   370,021,766   41,532,816
                                                  ------------  ------------  -----------  ------------  -----------
      Total assets                                 315,821,811   145,130,363   63,261,006   370,021,766   41,532,816

LIABILITIES:
 Other payables                                              0             0      889,885             0            0
                                                  ------------  ------------  -----------  ------------  -----------
NET ASSETS AVAILABLE FOR BENEFITS                 $315,821,811  $145,130,363  $62,371,121  $370,021,766  $41,532,816
                                                  ============  ============  ===========  ============  ===========
                                                                                Participants'
                                                  International   Unallocated      Loans
                                                     Option      Contributions   Receivable       Total
                                                  -------------  -------------  ------------  --------------
ASSETS:
 Accrued income                                    $         0     $        0    $         0  $      166,545
                                                   -----------     ----------    -----------  --------------
 Contribution receivable                                     0      2,896,394              0       2,896,394
                                                   -----------     ----------    -----------  --------------
 Other receivables                                           0              0              0         909,612
                                                   -----------     ----------    -----------  --------------
 Investments, at market value:
   Interest in Master Trusts                                 0              0              0     145,130,363
   Mutual funds                                     42,878,302      3,039,324              0     835,478,868
   Participants' loans                                       0              0     23,283,930      23,283,930
                                                   -----------     ----------    -----------  --------------
      Total investments                             42,878,302      3,039,324     23,283,930   1,003,893,161
                                                   -----------     ----------    -----------  --------------
      Total assets                                  42,878,302      5,935,718     23,283,930   1,007,865,712

LIABILITIES:
 Other payables                                              0              0              0         889,885
                                                   -----------     ----------    -----------  --------------
NET ASSETS AVAILABLE FOR BENEFITS                  $42,878,302     $5,935,718    $23,283,930  $1,006,975,827
                                                   ===========     ==========    ===========  ==============

         The accompanying notes are an integral part of this statement.

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN


     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                 INFORMATION,

                     FOR THE YEAR ENDED DECEMBER 31, 1998

                                                 Fixed         Company                    Growth and                 Aggressive
                                                Income          Stock        Balanced       Income        Growth       Growth
                                                Options        Options       Options        Options       Options      Option
                                             ------------   ------------   -----------   ------------   ----------   ----------
INTEREST AND DIVIDENDS                       $ 17,426,470   $          0   $ 3,527,272   $  7,654,497   $  174,361   $  102,959

NET APPRECIATION (DEPRECIATION) IN
 MARKET VALUE OF INVESTMENTS                    4,535,858              0     8,909,524     96,805,964      262,487      (58,007)

NET GAIN FROM MASTER TRUSTS                             0     10,720,857             0              0            0            0
                                             ------------   ------------   -----------   ------------   ----------   ----------
NET INVESTMENT INCOME                          21,962,328     10,720,857    12,436,796    104,460,461      436,848       44,952
                                             ------------   ------------   -----------   ------------   ----------   ----------
CONTRIBUTIONS:
 Participants                                   9,201,291      6,406,200     3,968,655     18,656,447      182,226       53,120
 Corporation                                    9,560,266      5,594,516     3,220,688     15,161,149      118,893       35,192
                                             ------------   ------------   -----------   ------------   ----------   ----------
      Total contributions                      18,761,557     12,000,716     7,189,343     33,817,596      301,119       88,312
                                             ------------   ------------   -----------   ------------   ----------   ----------
INTERFUND TRANSFERS                           (17,220,198)       487,073    12,951,766     (8,117,377)   4,260,500    1,815,529
                                             ------------   ------------   -----------   ------------   ----------   ----------
INTEREST INCOME ON LOANS                                0              0             0              0            0            0
                                             ------------   ------------   -----------   ------------   ----------   ----------
AMOUNTS DISTRIBUTED TO PARTICIPANTS           (24,851,104)    (4,406,113)   (5,078,775)   (24,398,348)     (68,184)        (306)
                                             ------------   ------------   -----------   ------------   ----------   ----------
NEW LOANS ISSUED                               (3,342,774)    (1,442,150)     (711,181)    (4,092,585)      (9,093)     (27,049)
                                             ------------   ------------   -----------   ------------   ----------   ----------
LOAN PRINCIPAL PAYMENTS                         3,135,536      1,518,421       536,044      3,401,394       17,305        5,628
                                             ------------   ------------   -----------   ------------   ----------   ----------
FEES                                              (29,095)        (4,919)       (5,812)       (17,162)      (2,013)     (14,072)
                                             ------------   ------------   -----------   ------------   ----------   ----------
CHANGES IN NET ASSETS AVAILABLE
 FOR BENEFITS                                  (1,583,750)    18,873,885    27,318,181    105,053,979    4,936,482    1,912,994

NET ASSETS AVAILABLE FOR BENEFITS,
 beginning of year                            315,821,811    145,130,363    62,371,121    370,021,766            0            0
                                             ------------   ------------   -----------   ------------   ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS,
 end of year                                 $314,238,061   $164,004,248   $89,689,302   $475,075,745   $4,936,482   $1,912,994
                                             ============   ============   ===========   ============   ==========   ==========
                                                Money                                      Participants'
                                                Market     International    Unallocated        Loans
                                                Option         Option      Contributions     Receivable        Total
                                             -----------   -------------   -------------   -------------   --------------
INTEREST AND DIVIDENDS                       $ 2,260,953    $    785,412     $    29,592     $         0   $   31,961,516

NET APPRECIATION (DEPRECIATION) IN
 MARKET VALUE OF INVESTMENTS                           0       5,449,098               0               0      115,904,924

NET GAIN FROM MASTER TRUSTS                            0               0               0               0       10,720,857
                                             -----------    ------------     -----------     -----------   --------------
NET INVESTMENT INCOME                          2,260,953       6,234,510          29,592               0      158,587,297
                                             -----------    ------------     -----------     -----------   --------------
CONTRIBUTIONS:
 Participants                                  2,009,033       2,729,803       1,559,335               0       44,766,110
 Corporation                                   2,957,043       2,049,440       1,533,936               0       40,231,123
                                             -----------    ------------     -----------     -----------   --------------
      Total contributions                      4,966,076       4,779,243       3,093,271               0       84,997,233
                                             -----------    ------------     -----------     -----------   --------------
INTERFUND TRANSFERS                           22,925,104     (11,172,917)     (5,929,480)              0                0
                                             -----------    ------------     -----------     -----------   --------------
INTEREST INCOME ON LOANS                               0               0               0       2,057,714        2,057,714
                                             -----------    ------------     -----------     -----------   --------------
AMOUNTS DISTRIBUTED TO PARTICIPANTS           (8,125,315)     (3,036,200)              0      (2,237,932)     (72,202,277)
                                             -----------    ------------     -----------     -----------   --------------
NEW LOANS ISSUED                                (497,368)       (306,670)              0      10,428,870                0
                                             -----------    ------------     -----------     -----------   --------------
LOAN PRINCIPAL PAYMENTS                          335,603         318,450               0      (9,268,381)               0
                                             -----------    ------------     -----------     -----------   --------------
FEES                                              (8,160)         (3,068)              0               0          (84,301)
                                             -----------    ------------     -----------     -----------   --------------
CHANGES IN NET ASSETS AVAILABLE
 FOR BENEFITS                                 21,856,893      (3,186,652)     (2,806,617)        980,271      173,355,666

NET ASSETS AVAILABLE FOR BENEFITS,
 beginning of year                            41,532,816      42,878,302       5,935,718      23,283,930    1,006,975,827
                                             -----------    ------------     -----------     -----------   --------------
NET ASSETS AVAILABLE FOR BENEFITS,
 end of year                                 $63,389,709    $ 39,691,650     $ 3,129,101     $24,264,201   $1,180,331,493
                                             ===========    ============     ===========     ===========   ==============


         The accompanying notes are an integral part of this statement.

                          GEORGIA-PACIFIC CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                          DECEMBER 31, 1998 AND 1997


 1. ORGANIZATION AND PLAN DESCRIPTION

    The accompanying financial statements present the statements of net assets available for benefits and changes in net assets available for benefits of the Georgia-Pacific Corporation Savings and Capital Growth Plan (the "Plan").

    The Plan includes a savings component and a capital growth component. The savings component permits any eligible salaried employee to contribute up to 10% of his/her compensation on a before-tax basis, not to exceed regulated maximums. The savings component's maximum employer matching contribution is 3.75% of compensation consisting of $.75 for every $1.00 of before-tax contributions for the first 3% of compensation and $.50 for every $1.00 of before-tax contributions for the next 3% of compensation. The capital growth component provides for contributions by Georgia-Pacific Corporation (the "Corporation") to eligible salaried employees' accounts equal to 3% of the employee's eligible earnings, provided such contributions do not exceed $3,000 per year.

    Participants of the Plan are 100% vested in their employee contributions and capital growth contributions. Employees are vested in the Corporation's matching contributions at the rate of 20% for each year of service. The matching contributions also become 100% vested when an employee reaches age 60, dies, or becomes disabled. In accordance with plan provisions, forfeitures are used to reduce employer matching contributions.

    Plan assets are held in trust funds and invested on the participant's behalf, with all investment earnings for each fund credited to the accounts of the participants based on their proportionate share of the fund. Vanguard Fiduciary Trust Company (the "Trustee") is the Trustee and custodian for the Plan.

 2. SIGNIFICANT ACCOUNTING POLICIES

    The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires plan management to use estimates and assumptions that affect the net assets available for benefits and the changes therein. Actual results could differ from these estimates.

    Certain reclassifications have been made to prior year amounts to conform with current year presentation.

    The Trustee performs daily valuations of the Plan's investments and makes daily distributions to retired or terminated participants.

    Investments are presented at market value. Market values of mutual funds are determined principally from quotations as reported on various securities exchanges.

    The net appreciation (depreciation) in the market value of investments in the accompanying statement of changes in net assets available for benefits reflects the net difference between the market value and cost at the beginning and end of the year for assets held throughout the year, as well as the difference between the year-end market value and cost for assets purchased during the year. For assets sold or distributed during the year, the net appreciation (depreciation) reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

 3. INCOME TAX STATUS

    The Internal Revenue Service issued a determination letter dated July 22, 1996 stating that the Plan was designed in accordance with applicable Internal Revenue Code ("IRC") requirements as of that date. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

 4. LOANS RECEIVABLE

    The Plan allows participants currently employed by the Corporation to obtain loans equal to the lesser of $50,000 or 50% of their total vested account balances. Loans bear interest at Bankers Trust Company's prime interest rate plus 1%. Loan repayments are generally made through payroll deductions and normally must be repaid within a five-year term. Loans become due and payable in full once a participant terminates employment. Loans totaling $10,428,870 were made in 1998.

 5. INVESTMENTS

    Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of the following 18 investment options.

    The investment options are classified by the following categories on the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

    Fixed Income Options

    The general investment objective for these options is to provide a high level of current income.

    The Vanguard Short-Term Treasury Fund is principally invested in short-term government bills, notes, and bonds and has an average maturity of two to three years. The market value of the Vanguard Short-Term Treasury Fund investment at December 31, 1998 and 1997 of $283,990,395 and $300,380,688,
    respectively, exceeded 5% of net assets.

    The Vanguard Total Bond Market Index Fund invests in U.S. government bonds, high-quality corporate bonds, and mortgage-backed securities. The objective of the Vanguard Total Bond Market Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index.

    The Loomis Sayles Bond Fund--Institutional Class (new in 1998) is invested in bonds, including corporate and convertible bonds. This fund seeks to provide high total investment return through a combination of current income and capital appreciation.

    Company Stock Options

    The following are the two company stock funds available as investment options:

    The Georgia-Pacific Group Stock Fund is invested principally in shares of Georgia-Pacific Corporation -- Georgia-Pacific Group Common Stock ("Common Stock"). The market value of the Georgia-Pacific Group Stock Fund investment at December 31, 1998 and 1997 of $113,081,715 and $105,120,556,
    respectively, exceeded 5% of net assets on these dates.

    The Georgia-Pacific Timber Stock Fund is invested principally in shares of Georgia-Pacific Corporation -- Timber Group Common Stock.

    Balanced Options

    The objectives of these options are to conserve principal, to pay current income, and to achieve long-term growth of principal and income by investing in a combination of stocks, bonds, and cash reserves.

    The Balanced Fund was invested approximately 50% in the Vanguard Total Bond Market Index Fund and 50% in the Vanguard 500 Index Fund. The Vanguard Total Bond Market Index Fund is described under the Fixed Income Options, and the Vanguard 500 Index Trust is described under Growth and Income Options. All assets of this fund were transferred to the Vanguard Balanced Index Fund as of July 1, 1998.

    The Vanguard LifeStrategy Income Fund (new in 1998) is invested in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income.

    The Vanguard LifeStrategy Moderate Growth Fund (new in 1998) is invested in four Vanguard funds: an international stock fund, a stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide a reasonable level of income and long-term growth of capital.

    The Vanguard LifeStrategy Conservative Growth Fund (new in 1998) is invested in five Vanguard funds: a stock fund, an international stock fund, two bond funds, and an asset allocation fund. This fund seeks to provide a high level of income and a moderate long-term growth of capital.

    The Vanguard LifeStrategy Growth Fund (new in 1998) is invested in four Vanguard funds: a stock fund, an international stock fund, a bond fund, and an asset allocation fund. This fund seeks to provide long-term growth of capital and income.

    The Vanguard Balanced Index Fund (new in 1998) is invested in two Vanguard funds: 60% in a stock fund and 40% in a bond fund. This option seeks to provide income and long-term growth of capital.

    Growth and Income Options

    The goal of these options is to achieve long-term growth of principal and income and reasonable current income.

    The Vanguard 500 Index Fund is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. The investment market value of the fund at December 31, 1998 and 1997 of $469,067,389 and $401,393,546, respectively, exceeded 5% of net assets.

    The Vanguard Total Stock Market Index Fund (new in 1998) is invested in a large sample of stocks that matches certain characteristics of the Wilshire 5000 Equity Index. The investment objective of this fund is to provide long-term growth of capital and income.

    The Vanguard Windsor II Fund (new in 1998) is invested in a diversified group of out-of-favor stocks of large capitalization companies. This fund's objective is to provide long-term growth of capital and income from dividends.

    Growth Options

    The objective of these options is to achieve long-term growth of capital; dividend income is incidental.

    The Vanguard Extended Market Fund (new in 1998) seeks to match the performance of the Wilshire 4500 Equity Index. This fund seeks to provide long-term growth of capital.

    The Vanguard PRIMECAP Fund (new in 1998) is invested in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams. This fund seeks to provide long-term growth of capital.

    Aggressive Growth Options

    The goal of this option is to achieve maximum long-term capital growth by investing in stocks of small companies or narrow market segments.

    The Vanguard Small-Cap Index Fund (new in 1998) is invested in a large sample of stocks that match certain characteristics of the Russell 2000 Index Stocks. This fund seeks to provide long-term growth of capital.

    Money Market Option

    The goal of this option is to provide maximum current income consistent with preservation of capital and liquidity.

    The Vanguard Treasury Money Market Fund is invested exclusively in U.S. government obligations.

    International Option

    The goal of this option is to achieve long-term growth of capital by investing in the stocks of companies located outside the United States.

    The Vanguard International Growth Fund invests primarily in the stocks of companies based outside the United States. This fund seeks to provide long-term capital appreciation.

 6. MASTER TRUST

    Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust (the "Master Trust"). The Master Trust was established to hold, administer, and invest the assets of the Georgia-Pacific Stock Funds of certain defined contribution plans qualified under Internal Revenue Code Section 401(k). These plans are administered by Georgia-Pacific Corporation. Each participating plan's interest in the Master Trust was based on the market value of assets transferred.

    On December 16, 1997, the shareholders of Georgia-Pacific Corporation approved the conversion of all Georgia-Pacific Common Stock into Georgia-Pacific Corporation -- Georgia-Pacific Group Common Stock to distribute one share of a new class of Common Stock, Georgia-Pacific Corporation -- Timber Group Common Stock. As a result, the assets of the Master Trust were transferred on a pro rata basis in the newly created Georgia-Pacific Group Stock Fund Master Trust ("Group Master Trust") and the Georgia-Pacific Timber Stock Fund Master Trust ("Timber Master Trust").

    The market values of the Master Trusts are allocated to the individual participating plans based on the relative value of the assets of each Plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based on the relative market values at the beginning of each day.

    The Plan's interest in the assets of the Georgia-Pacific Group Stock Fund Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Group Stock Fund Master

    Trust." A summary of the Group Master Trust as of December 31, 1998 and 1997 is shown below:

                                                                                 1998                1997
                                                                             ------------        ------------
     Investments, at market:
      Georgia-Pacific Corporation -- Georgia-Pacific
       Group Common Stock                                                    $146,850,740        $125,351,793
      Vanguard Treasury Money Market Fund                                       1,381,097           1,849,416
                                                                             ------------        ------------
            Total investments                                                 148,231,837         127,201,209
                                                                             ------------        ------------
     Receivables:
      Interest                                                                      3,582               3,632
      Other receivables                                                           689,745             544,309
                                                                             ------------        ------------
            Total receivables                                                     693,327             547,941
                                                                             ------------        ------------
     Less payables                                                                963,513             402,984
                                                                             ------------        ------------
     Net assets of the Group Master Trust                                    $147,961,651        $127,346,166
                                                                             ============        ============

    A summary of net appreciation of the Georgia-Pacific Group Stock Fund Master Trust, which comprises the net investment gain for all participating plans for the year ending December 31, 1998, is shown below:

     Interest and dividends                                     $2,402,760
     Net appreciation in market value of investments             4,994,691
     Investment expense                                            (93,780)
                                                                ----------
     Net investment gain from Group Master Trust                $7,303,671
                                                                ==========

    Allocations to participating plans of net investment gain for the year ending December 31, 1998 and of net assets as of December 31, 1998 and 1997 are shown below for the Georgia-Pacific Group Stock Fund Master Trust:

     Georgia-Pacific Corporation Savings and
      Capital Growth Plan                                       $5,601,460
     Other plan                                                  1,702,211
                                                                ----------
     Net investment gain from Group Master Trust                $7,303,671
                                                                ==========

                                                                    1998                                1997
                                                            ----------------------------        ----------------------------
                                                               Amount            Percent           Amount            Percent
                                                            ------------         -------        ------------         -------
    Georgia-Pacific Corporation Savings and Capital
      Growth Plan                                           $113,081,715          76.43%        $105,120,556          82.55%
    Other plan                                                34,879,936          23.57           22,225,610          17.45
                                                            ------------         ------         ------------         ------
    Net assets of the Group Master Trust                    $147,961,651         100.00%        $127,346,166         100.00%
                                                            ============         ======         ============         ======

    The Plan's interest in the assets of the Timber Master Trust is included in the accompanying schedule of assets held for investment purposes under the

    "Georgia-Pacific Timber Stock Fund Master Trust." A summary of the Timber Master Trust as of December 31, 1998 and 1997 is shown below:

                                                                                   1998              1997
                                                                               -----------        -----------
    Investments, at market:
     Georgia-Pacific Corporation -- Timber Group Common Stock                  $62,553,056        $47,414,697
     Vanguard Treasury Money Market Fund                                         1,461,611            750,524
                                                                               -----------        -----------
           Total investments                                                    64,014,667         48,165,221
                                                                               -----------        -----------
    Receivables:
     Interest                                                                        2,917              1,472
     Other receivables                                                             189,768            977,097
                                                                               -----------        -----------
           Total receivables                                                       192,685            978,569
                                                                               -----------        -----------
    Less payables                                                                1,444,229            689,642
                                                                               -----------        -----------
    Net assets of the Timber Master Trust                                      $62,763,123        $48,454,148
                                                                               ===========        ===========

    A summary of income and net appreciation of the Timber Master Trust, which comprises the net investment gain for all participating plans for the year ending December 31, 1998, is shown below:

     Interest and dividends                                     $2,498,741
     Net appreciation in market value of investments             3,744,405
     Investment expense                                            (59,636)
                                                                ----------
     Net investment gain from Timber Master Trust               $6,183,510
                                                                ==========

    Allocations to participating plans of net investment gain for the year ending December 31, 1998 and of net assets as of December 31, 1998 and 1997 are shown below for the Timber Master Trust:

     Georgia-Pacific Corporation Savings and
      Capital Growth Plan                                       $5,119,397
     Other plan                                                  1,064,113
                                                                ----------
     Net investment gain from Timber Master Trust               $6,183,510
                                                                ==========

                                                                           1998                               1997
                                                               ---------------------------        ---------------------------
                                                                  Amount           Percent          Amount            Percent
                                                               -----------         -------        -----------         -------
     Georgia-Pacific Corporation Savings and Capital
      Growth Plan                                              $50,922,533          81.13%        $40,009,807          82.57%
     Other plan                                                 11,840,590          18.87           8,444,341          17.43
                                                               -----------         ------         -----------         ------
     Net assets of the Timber Master Trust                     $62,763,123         100.00%        $48,454,148         100.00%
                                                               ===========         ======         ===========         ======

 7. CONTRIBUTIONS

    Contributions to the Plan include the Corporation's required capital growth contributions, voluntary employee savings contributions and rollovers, and matching contributions by the Corporation with respect to certain of the employee contributions (Note 1).

    Contributions are transferred to the Trustee twice a month and invested in the Vanguard Treasury Money Market Fund until they can be credited to participants' accounts and invested in accordance with participants' investment elections. Earnings on the short-term investments are allocated to participants' accounts twice each year.

 8. WITHDRAWALS AND TERMINATION

    Under the Plan, a participant may withdraw all or a portion of his/her account balance related to his/her after-tax contributions at any time but is limited to one withdrawal per year. For withdrawals of after-tax contributions made in 1987 or later, a portion of such withdrawals will be treated as investment income, subject to income taxes in the year received. Contributions excluded from gross income for federal income tax purposes can be withdrawn only in the case of a financial hardship and are subject to taxes in the year received. The withdrawals (either full or partial) are paid in cash. Withdrawals of before-tax contributions result in a suspension of the right to make employee contributions to the Plan for a period of at least 12 months.

    In the event of a participant's death, retirement, or disability, the participant or his/her beneficiary may elect to receive his/her entire account balance in cash and/or Georgia-Pacific Corporation -- Group Common Stock or Georgia-Pacific Corporation -- Timber Group Common Stock. Alternatively, participants may elect an annuity option. If termination occurs for other reasons, only vested amounts are distributed to the participant, and nonvested amounts are forfeited. Such forfeitures are used to reduce the Corporation's future contributions. If a former participant returns to the employment of the Corporation within five years of the termination date, previously forfeited amounts are reinstated to the participant's account.

 9. PLAN TERMINATION

    The Corporation has reserved the right to amend, modify, suspend, or terminate the Plan at any time. In the event the Corporation terminates the Plan, each participant's account balance would be fully vested.

10. RECONCILIATION TO THE FORM 5500

    As of December 31, 1998, the Plan had approximately $3,705,288 of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with generally accepted accounting principles.

    The following table reconciles net assets available for benefits at December 31, 1998 and distributions to participants for the year ended December 31, 1998 per the financial statements to the Form 5500 to be filed by the
    Corporation:

                                                                                Amounts            Net Assets
                                                                              Distributed           Available
                                                              Benefits             to                  for
                                                              Payable         Participants           Benefits
                                                             ----------       ------------        --------------
     Per financial statements                                $        0        $72,202,277        $1,180,331,493
     1998 accrued benefit payments                            3,705,288          3,705,288            (3,705,288)
                                                             ----------        -----------        --------------
     Per Form 5500                                           $3,705,288        $75,907,565        $1,176,626,205
                                                             ==========        ===========        ==============

11. SUBSEQUENT EVENTS

    Effective January 1, 1999, the Plan was amended to allow participants to contribute up to 15% of their compensation on a before-tax basis not to exceed regulated maximums. Employees may begin to contribute after three months of employment. There is no change to the employer contribution which matches contributions after one year of service.

                                                                      SCHEDULE I

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN


          ITEM 27a---SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1998




                                                                             Shares
                                                                            or Face                     Current
                                                                             Amount        Cost          Value
                                                                           ----------  ------------  --------------
   FIXED INCOME OPTIONS:
*    Vanguard Short-Term Treasury Fund                                     27,385,785  $278,821,320  $  283,990,595
*    Vanguard Total Bond Market Index Fund                                  2,816,657    28,369,241      28,927,070
     Loomis Sayles Bond Fund--Institutional Class                             110,493     1,382,427       1,320,396
                                                                                       ------------  --------------
          Total fixed income options                                                    308,572,988     314,238,061
                                                                                       ------------  --------------
   COMPANY STOCK OPTIONS:
*    Georgia-Pacific Timber Stock Fund Master Trust                        12,931,309   100,344,521     113,081,715
*    Georgia-Pacific Group Stock Fund Master Trust                         14,368,660    45,836,590      50,922,533
                                                                                       ------------  --------------
          Total company stock options                                                   146,181,111     164,004,248
                                                                                       ------------  --------------
   BALANCED OPTIONS:
*    Vanguard Balanced Index Fund                                           4,357,371    77,892,110      80,524,208
*    Vanguard LifeStrategy Income Fund                                         93,304     1,236,037       1,233,485
*    Vanguard LifeStrategy Growth Fund                                        148,053     2,653,192       2,781,912
*    Vanguard LifeStrategy Conservative Growth Fund                           132,357     1,899,995       1,946,974
*    Vanguard LifeStrategy Moderate Growth Fund                               189,960     3,097,852       3,202,723
                                                                                       ------------  --------------
          Total balanced options                                                         86,779,186      89,689,302
                                                                                       ------------  --------------
   GROWTH AND INCOME OPTIONS:
*    Vanguard 500 Index Fund                                                4,116,432   282,975,604     469,067,389
*    Vanguard Total Stock Market Index Fund                                    62,302     1,613,365       1,708,332
*    Vanguard Windsor II Fund                                                 144,054     4,551,365       4,300,024
                                                                                       ------------  --------------
          Total growth and income options                                               289,140,334     475,075,745
                                                                                       ------------  --------------
   GROWTH OPTIONS:
*    Vanguard Extended Market Fund                                             21,922       679,074         671,239
*    Vanguard PRIMECAP Fund                                                    89,493     3,947,559       4,265,243
                                                                                       ------------  --------------
          Total growth options                                                            4,626,633       4,936,482
                                                                                       ------------  --------------
   AGGRESSIVE GROWTH OPTION:
*    Vanguard Small-Cap Index Fund                                             90,235     1,940,932       1,912,994
                                                                                       ------------  --------------
   MONEY MARKET OPTION:
*    Vanguard Treasury Money Market Fund                                   63,389,709    63,389,709      63,389,709
                                                                                       ------------  --------------
   INTERNATIONAL OPTION:
*    Vanguard International Growth Fund                                     2,114,632    36,469,373      39,691,650
                                                                                       ------------  --------------
   UNALLOCATED CONTRIBUTIONS:
*    Vanguard Treasury Money Market Fund                                       35,830        35,830          35,830
                                                                                       ------------  --------------
   PARTICIPANTS' LOANS RECEIVABLE (INTEREST RATES RANGE FROM 7% TO 12%)                  24,264,201      24,264,201
                                                                                       ------------  --------------
          Total investments                                                            $961,400,297  $1,177,238,222
                                                                                       ============  ==============

                 * Represents a party in interest to the Plan.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

         GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

                    ITEM 27b - SCHEDULE OF LOANS IN DEFAULT

                               DECEMBER 31, 1998


                                Amount
                     Original  Received
   Identity of        Amount    During                                                     Amount
    Obligator        of Loans   Year (a)          Detailed Description of Loan            Overdue (a)
----------------    ---------  ---------  --------------------------------------------   ------------
Various plan                              Issued January 31, 1992 through August 11,
  participants       $546,865  $19,660       1997; interest rates 7% to 12.5%             $233,724


                 (a) Amount includes principal and interest.

         The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE III

          GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN


               ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                                 Purchases                                   Sales
                                        --------------------------- ------------------------------------------------------
                                          Number of                   Number of                                    Gain
                                         Transactions     Amount     Transactions      Cost        Proceeds       (Loss)
                                        -------------  ------------  ------------  -----------   ------------  -----------
*   VANGUARD SHORT-TERM TREASURY FUND         256      $ 70,928,220      252       $ 91,536,932  $ 92,381,129  $   844,197

*   VANGUARD 500 INDEX FUND                   252       119,127,547      252        117,076,394   145,925,178   28,848,784

*   VANGUARD TREASURY MONEY MARKET FUND       256        96,353,078      252         77,536,274    77,536,274            0

*   VANGUARD BALANCED INDEX FUND              110        88,058,422      119          9,914,434     9,662,557     (251,877)



*Represents a party in interest to the Plan.

(a) The above represents a series of transactions in securities of the same issue in excess of 5% of the plan assets at the beginning of the year.

         The accompanying notes are an integral part of this schedule.

                                  SIGNATURES

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                     GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN


                     BY:  GEORGIA-PACIFIC CORPORATION, AS PLAN ADMINISTRATOR



Date: June 29, 1999  By:  /s/ John F. McGovern
                          ---------------------------------------
                          John F. McGovern -
                          Executive Vice President
                          Finance and Chief Financial Officer

                               INDEX TO EXHIBITS



 Exhibit
 Number                           Description
---------   --------------------------------------------------------------------
   23       Consent of Arthur Andersen LLP